PricewaterhouseCoopers LLP PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2 T: 416 863 1133, F:416 365 8215, www.pwc.com/ca “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Consent of Independent Registered Public Accounting Firm We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2021 of Docebo Inc. of our report dated March 10, 2021 relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F. We also hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-251417), Form F-10 (No. 333-251046) and Form F-3 (No.333-262000) of Docebo Inc. of our report dated March 10, 2021 relating to the consolidated financial statements, which appears in Exhibit 99.2 incorporated by reference in this Annual Report on Form 40-F for the year ended December 31, 2021. /s/PricewaterhouseCoopers LLP Chartered Professional Accountants, Licensed Public Accountants Toronto, Canada March 9, 2022